SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07021280

Date
February 14, 2007

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releasea published January 31, February 6, 7 and 14, 2007.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Published	Item	Document name	Required by
January 31, 2007	Press Release	Skanska acquires land for residential development in Stockholm for approximately SEK 330 M	law and by the listing agreement with Stockholm Stock Exchange
February 6, 2007	Press Release	Invitation to press- and telephone conference regarding Skanska's year-end report on February 15	law and by the listing agreement with Stockholm Stock Exchange
February 7, 2007	Press Relase	Skanska to build Thermo-electric Power Plant in Brazil for USD 136 M, SEK 950 M	law and by the listing agreement with Stockholm Stock Exchange
February 14, 2007	Press Release	Skanska to construct under-water parking garage in Oslo for about SEK 880 M, NOK 800 M	

Press Release

February 14, 2007

Skanska to construct underwater parking garage in Oslo for about SEK 880 M, NOK 800 M

Skanska has secured a contract to construct a multistory parking garage, which will be located under water in central Oslo. The contract amount is about NOK 800 M, approximately SEK 880 M, which is included in the order bookings for the first quarter of 2007. The customer is Tjuvholmen Utvikling AS, a development company that is jointly owned by the Selvaag and Aspelin Ramm Groups.

The parking garage being built to accommodate up to 650 parking spaces will also form part of the foundation of the new housing area.

Concrete casting of the garage will be implemented in a dry dock and then be shipped and lowered into place at Tjuvholmen in central Oslo. The process is principally the same used in the construction of off-shore platforms, for which Skanska has extensive experience.

The new land area that will be created at Tjuvholmen will be 21,000 square meters, part of which will be the roof of the multistory garage. A foundation for the remaining portion of the land will be laid on a concrete deck on piles. The entire area will subsequently be developed with housing but this is not included in Skanska's contract. Tjuvholmen is part of City of Oslo's initiative to create housing in close proximity to the Olso fjord.

The project will commence immediately and will be completed by December 2009.

Skanska Norway is active in building construction and civil engineering projects. In 2005 the unit reported sales amounting to about SEK 10.5 billion, with some 4,200 employees. Skanska is also active in Norway in the development of residential projects and in PPP projects.

For further information please contact:

Geir Linge, Head of Communications, Skanska Norway,
tel +47 4000 6400
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.

Press Release

February 7, 2007

Skanska to build Thermoelectric Power Plant in Brazil for USD 136 M, SEK 950 M

Skanska has been awarded a contract to build a thermoelectric power plant in Cubatão, 60 km from São Paulo, Brazil. Skanska's share of the contract is 50 percent, corresponding to USD 136 M, about SEK 950 M, which will be included in order bookings for the first quarter 2007.

The customer is Petrobras, the Brazilian oil company that is one of Skanska's repeat customers in the energy sector in Latin America.

The contract relates to the construction of a co-generation power plant of 220 MW and comprises detailed engineering, procurement, construction and assembly, commissioning and start up assistance of the plant.

The project will start immediately and be mechanically completed in 30 months to start operation around mid 2009. The partner in the Skanska-led consortium will be the Brazilian construction company Camargo Corrêa.

Skanska Latin America has wide experience in the construction of thermoelectric power plants and one of its latest related projects in Brazil is the Fortaleza Thermal Power Plant.

Skanska Latin America is one of the continent's leading construction companies. Operations focus primarily on construction, operations and services for the international energy industry. In 2005, the company had about 10,000 employees and sales of about SEK 3.6 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38, direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The

Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Stockholm, February 6, 2007

Invitation to press- and telephone conference regarding Skanska's year-end report on February 15

Skanska's year-end report for 2006 will be presented on Thursday, February 15, 2007.

In conjuction with the release of the report, you are invited to participate in a combined press- and telephone conference, February 15, at 11.00 am (UK 10.00 am, US Eastern 05.00 am).

The press- and telephone conference will be held at Berns, Berzelii Park in Stockholm. Stuart Graham, Skanska's President and CEO and Hans Biörck, CFO, will present the report and thereafter respond to questions.

To participate in the press conference, please contact marianne.bergstrom@skanska.se, no later than Wednesday February 14 at 12.00 noon.

To participate in the telephone conference, please dial +46 8 505 20 110 no later than five minutes prior to the start of the conference. If you are unable to participate, there will be a replay facility available for five days immediately following the conference. The number to dial is +46 8 505 20 333, access code 735698.

After the conference there will be possibilities for individual meetings with Stuart Graham and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than February 13.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, tel +46 8 753 88 75 or by mail to marianne.bergstrom@skanska.se.

For more information, please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 00.
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 00

SKANSKA

Press Release

January 31, 2007

Skanska acquires land for residential development in Stockholm for approximately SEK 330 M

Skanska Residential Development Nordic has entered into an agreement with the Trelleborg Group for the purchase of land in Södra Hammarbyhamnen in Stockholm. The purchase price will amount to approximately SEK 330 M and is based on the assessed development level. At takeover, a payment of SEK 100 M will be made and on acceptance of the detailed development plan a supplemental payment, the amount of which will depend on the level of development.

Södra Hammarbyhamnen is in a highly attractive location with immediate access to waterfront and public communications. In the adjacent Hammarby Sjöstad, Skanska has developed and sold 268 apartments.

Skanska is currently initiating the work to prepare a new detailed development plan for some 500 residential units and approximately 40,000 square meters of commercial premises. The apartments will have between one and five rooms plus kitchen and bathroom. Sales are scheduled to commence in 2009.

"The exclusive waterfront location with good communications in Södra Hammarbyhamnen offers us unique opportunities to develop an attractive and vibrant area for both living and working," says Björn Ljungdahl, District Manager, Skanska Residential Development Nordic.

For further information please contact:

Björn Ljungdahl, District Manager, Skanska Residential Development Nordic, tel +46 8 504 360 05
Björn Nilsson, PR Manager, Skanska Residential Development Nordic, tel +46 733 49 82 90
Peter Gimbe, Press Officer, Skanska AB, tel + 46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.

END